Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-182197

American Express Credit Corporation
$1,200,000,000

Floating Rate Senior Notes Due July 29, 2016

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series E
Ranking:	Senior, Unsecured
Expected Ratings(1):	Moody’s:	A2 (Stable Outlook)
	Standard & Poor’s:	A- (Stable Outlook)
	Fitch:	A+ (Stable Outlook)
Trade Date:	July 24, 2013
Settlement Date:	July 29, 2013 (T+3 days)
Maturity Date:	July 29, 2016
Aggregate Principal Amount:	$1,200,000,000
Day Count:	Actual / 360
Base Rate:	Three-Month LIBOR (Reuters)
Index Maturity:	90 days
Spread:	51 basis points
Public Offering Price:	100.000%
Underwriters’ Commission:	0.250%
Net Proceeds:	$1,197,000,000 (before expenses)
Interest Payment Dates and Interest Reset Dates:

Interest on the notes is payable on January 29, April 29, July 29 and October 29 of each year, beginning October 29, 2013. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day

Interest Periods:

Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding October 29, 2013, the Initial Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable

Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date
Early Redemption:	The notes may not be redeemed prior to maturity
Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DH9
ISIN:	US0258M0DH93
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc.	Deutsche Bank Securities Inc. Wells Fargo Securities, LLC
Co-Managers:	ANZ Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.	nabSecurities, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
Junior Co-Managers:	CastleOak Securities, L.P. Lebenthal & Co., LLC	Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

Incorporation of certain documents by reference

This term sheet hereby incorporates by reference the document set forth below:

Filings of American Express Credit Corporation (SEC File No. 001-06908)	Date

Current Report on Form 8-K	July 23, 2013

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, Citigroup Global Markets Inc. at (800) 831-9146, Deutsche Bank Securities Inc. at (800) 503-4611 or Wells Fargo Securities, LLC at (800) 326-5897.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.